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Securities and Exchange Commission SECURITI
RECEIVED

FEB 2 9 2008

Office of Compliance Inspection and Examinations

08029107

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Asset Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3070 Bristol Street, Suite 500
(No. and Street)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

Costa Mesa, (City) California (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

714-545-5002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027-1442** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MS 3/20

OATH OR AFFIRMATION

I, Burke Dambly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Asset Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On 2-28-08 (Date) before me, Yvonne M. Pierce, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Burke Dambly (Name(s) of Signer(s))

______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

YVONNE M. PIERCE
COMM. #1612990
Notary Public - California
Orange County
My Comm. Expires Oct. 15, 2009
NR01

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Yvonne M. Pierce (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______________________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

PRIVATE ASSET GROUP, INC.

CONTENTS

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

I have audited the accompanying statement of financial condition of Private Asset Group, Inc., (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 10 includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 26, 2008

PRIVATE ASSET GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash		$ 311,896
Commissions receivable		76,000
Other receivables		2,817
Deposits and prepaid expenses		36,740
Furniture and equipment net of accumulated depreciation of $6,730		39,216
TOTAL ASSETS		$ 466,669

LIABILITIES AND SHAREOLDERS' EQUITY

LIABILITIES		
Accrued expenses		$ 19,263
Commissions payable		59,850
TOTAL LIABILITIES		79,113
SHAREHOLDERS' EQUITY		
Paid-in capital	$ 406,701	
Retained earnings	(19,145)	387,556
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 466,669

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions	$	3,117,019
Due diligence		427,853
Override		342,083
Interest income		2,179
Other income		43,811
TOTAL REVENUES		3,932,945
DIRECT COSTS		
Commissions expense		3,114,769
TOTAL DIRECT COSTS		3,114,769
GROSS PROFITS		818,176
OPERATING EXPENSES - see page 9		716,040
INCOME BEFORE TAX		102,136
PROVISION FOR INCOME TAXES		800
NET INCOME	$	101,336

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006		$	$ 201,000	$ (120,481)	$ 80,519
Capital contribution			205,701		205,701
Net Income				101,336	101,336
Balance, December 31, 2007	0	$ 0	$ 406,701	$ (19,145)	$ 387,556

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 101,336
Depreciation	6,730
Changes in operating assets and liabilities:	
Other receivable	(2,817)
Commissions receivable	(76,000)
Deposits & prepaid expenses	(16,419)
Accrued expenses	(1,533)
Commissions payable	59,849
Net cash provided from operating activities	71,146
Cash Flows for Investing Activities:	
Furniture and equipment	(45,946)
Total Cash Flows for Investing Activities	(45,946)
Cash Flows from Financing Activities:	
Capital contribution	205,701
Cash Flows from Financing Activities	205,701
Net increase in cash	230,901
Cash at beginning of year	80,995
Cash at end of year	$ 311,896

SUPPLEMENTAL INFORMATION

Interest paid	$ 1,469
Income taxes paid	$ 0

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

Private Asset Group, Inc. (the "Company") was incorporated in the State of California on September 11, 2006 under the name of Private Equity Investors, Inc. Subsequently, on September 20, 2006 the Company's name was changed to Private Asset Group, Inc. The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities. The application to NASD was approved on March 15, 2007. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(i) Customer Protection Rule. The Company does not hold customer funds or safe keep customer securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of Asset and liabilities and disclosures of contingent Asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - Investments in securities are valued at cost.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable Asset range from five to seven years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and Asset for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of asset and liabilities

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange under a long-term lease agreement expiring through 2008.

NOTE 5 - INCOME TAXES

The Company's fiscal year ends December 31, 2007. The Company files its income tax return on the cash basis. For federal income tax purposes, there is a net operating loss (NOL) of approximately $120,000 which expires in 2026 and can be used to offset future taxable income. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i) – Customer Protection Rule. The Company does not hold customer funds or safe keep customer securities. Contingent offerings are sold in accordance with the provisions of SEC Rule 15c2-4 whereby the firm promptly forwards to an independent bank escrow agent customers' checks made payable to such escrow agent.

NOTE 7 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i). The Company does not hold customer funds or safe keep customer securities

PRIVATE ASSET GROUP, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2007

OPERATING EXPENSES

Depreciation	$	6,730
Dues and subscriptions		11,694
Insurance		49,108
Interest expense		1,469
Office expense		9,893
Parking		3,820
Postage		23,193
Printing and reproduction		31,603
Professional fees		50,794
Regulatory and other business taxes		30,303
Rent		71,401
Repairs		5,235
Salaries and wages		388,235
Telephone		14,520
Travel expense		7,077
All other		10,965
TOTAL OPERATING EXPENSES	$	716,040

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 387,556
Non allowable assets:		
Commissions receivable net of commissions payable	$ 16,150	
Other receivables	2,817	
Deposits and prepaid expenses	36,740	
Furniture and equipment net of accumulated depreciation	39,216	(94,923)
NET CAPITAL		$ 292,633
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 5,274
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,274
EXCESS CAPITAL		$ 287,359
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 284,722
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income		$ 79,113
Percentage of aggregate indebtedness to net capital		27%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 302,245
VARIANCE	
Audit adjustments - primarily accruals	(9,612)
NET CAPITAL PER AUDITED REPORT	$ 292,633

See Accompanying Notes to Financial Statements

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FEB 29 2008

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PART II

PRIVATE ASSET GROUP, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

In planning and performing my audit of the financial statements and supplemental schedules of Private Asset Group, Inc. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 26, 2008

END